EXPLANATORY NOTE

We are amending our Form 6-K for the month of January 2020 furnished to the SEC on January 29, 2020 (the “Original Form 6-K”) and containing Banco Santander (Brasil) S.A.’s Audited Consolidated Financial Statements as of and for the fiscal year ended December 31, 2019, solely to (i) correct in the note 23 - Shareholders' Equity, item “b”, the amounts in Reais per thousands of common shares, preferred shares and Units of Interest on capital and Dividends approved on March 29, 2019 and on December 27, 2019, respectively, and (ii) include the opinion of the Fiscal Council on the aforementioned Financial Statements, as well as the composition of the Board of Directors and its advisory committees and of the Fiscal Council. No other changes have been made to the Original Form 6-K.